Exhibit 1

November 9, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES PLANS TO OPEN DENVER OFFICE

Enerplus Resources Fund (“Enerplus”) is pleased to announce that we will be opening an office in Denver, Colorado, in early 2006. The establishment of an office in Denver will support the ongoing operation of our assets in Montana and North Dakota as well as facilitate future growth in the United States.

Recently, Enerplus acquired a significant new resource area for the Fund through the purchase of Lyco Energy Corporation and Sleeping Giant LLC for approximately CDN$615 million. Through these acquisitions, we acquired working interests in the Sleeping Giant project, a large crude oil property producing from the Bakken formation in Richland County, Montana. In addition to the producing assets, we also acquired 120,000 net acres of undeveloped land in North Dakota and Montana. Enerplus has assumed operatorship of the project and is actively executing a multi-rig development program that will see up to 80 additional wells drilled in the Sleeping Giant project over the next two to three years as well as the development of additional opportunities on our undeveloped acreage.

Created in 1986, Enerplus Resources Fund is North America’s oldest and one of the largest conventional oil and natural gas income funds. Enerplus Resources Funds offers investors the benefits of owning a diversified portfolio of crude oil and natural gas producing properties with predictable production profiles, long reserve life indices, high cash netbacks and opportunities for low risk development. The net cash flow from these properties is distributed to Unitholders on a monthly basis, providing investors with a superior investment within the energy sector. Enerplus trades on both the Toronto Stock Exchange and the New York Stock exchange, trading over 500,000 units per day with an enterprise value of over CDN$6.5 Billion.

For further information, please contact Eric Tremblay, Senior Vice President, Capital Markets or the Investor Relations Department at 1-800-319-6462. For information on career opportunities with Enerplus in Canada and the U.S., please visit our website at www.enerplus.com under “About Enerplus - Careers”.